MANHATTAN MINERALS CORP.
                          NEWS RELEASE

October 15, 2002

Toronto Stock Exchange
Trading Symbol:  MAN

         RESUMPTION OF TABLE OF DIALOGUE ON TAMBOGRANDE

Manhattan Minerals Corp. ("Manhattan") is pleased to report that the Table of Dialogue process for the Tambogrande project has resumed. On October 11, 2002, the Defensor del Pueblo (Peruvian Ombudsman) held a stakeholders meeting in Piura, Peru. In attendance were Walter Alban (Defensor), Jaime Quijandria (Minister of Energy and Mines), Alvaro Quijandria (Minister of Agriculture), Cesar Polo (Vice Minister of Mines), Dante Rojas (Vice Minister of the Interior), and Matias Prieto Celi (Director of INRENA). As well, 15 stakeholders for the project attended, including regional mayors and community representatives, agricultural groups, and civil societies for the Tambogrande area.

During the meeting, a unanimous agreement was reached confirming that the Dialogue process was the bona fide process for dialogue for the company and all stakeholders, and that all stakeholders agreed to continue with the Table of Dialogue. The Ministry rejected a proposal to have the earlier consulta popular declared legitimate. The Ministry re-affirmed the rights of Manhattan to proceed with our work in the region, and the Ministry outlined to the stakeholders the EIA approval process with public meetings and comment periods prior to Ministerial approval. As well, the Ministry accepted the petition for 4 additional civil societies to join the stakeholder group. These groups in Tambogrande have presented over 7,000 signatures in support of their direct stakeholder status, stating that the Front of Defense of Tambogrande nor the mayor have been representing their interests, nor fully communicating information to them.

For further information please contact:
Lawrence Glaser
Chairman
Tel: (604) 669-3397
www.manhattan-min.com

Note: The Company relies on litigation protection for forward-looking statements.